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UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 12, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Pages
1. Recent Developments	3

EXHIBIT 1

Recent Developments

Offering of Notes

        As previously announced, AES Gener S.A. made an offering of US$400 million of 7.50% senior notes due 2014 in a private placement. The offering was made only to qualified institutional buyers in compliance with Rule 144A under the Securities Act of 1933, as amended, and to persons outside the United States under and in compliance with Regulation S of the Securities Act of 1933, as amended.

Interest Rate Hedge

        In connection with the offering of notes, pursuant to our recapitalization plan, we entered into treasury lock agreements (the "Agreements") with an affiliate of the initial purchaser in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the notes. As of December 31, 2003, the notional amount of these agreements was US$200 million (Ch$118,760 million) and, as of March 10, 2004, the notional amount was US$400 million (Ch$237,520 million). The Agreements were entered into in December 2003 and in February 2004 in contemplation of the offering and have been extended on several occasions. Since the date of the Agreements, the yield on the benchmark 10-year U.S. treasury note has decreased. As a result, based on the March 10, 2004 fair market value calculation, the aggregate mark-to-market adjustments associated with the Agreements was a reduction in value to AES Gener of approximately US$21.3 million (Ch$12,648 million). Based on the December 31, 2003 fair market value calculation, the aggregate mark-to-market adjustments associated with the Agreements was a reduction in value to AES Gener of approximately US$1.6 million (Ch$950 million) (US$1.3 million post-tax [Ch$772 million]). On the date of the pricing of the notes, we will set a coupon on the notes based on the current market yields of the 10-year U.S. treasury note rate and unwind the Agreements, which will determine the losses under such Agreements. On the closing date of the notes, we will be required to pay the actual loss amount to the counterparty. Under Chilean GAAP, we expect to amortize the cost associated with these transactions over the life of the notes. Under U.S. GAAP, the Agreements are marked-to-market through income because they do not qualify as hedges. With the transactions described above, we locked in the 10-year U.S. treasury note rate in connection with the issuance of the notes at an average rate of 4.37%.

        The December 2003 Agreements were excluded from the required tabular disclosure in footnote 24, Derivative Contracts, of our audited consolidated financial statements and the Subsequent Event footnote 36 omitted to state the reduction in value for the period January 1, 2004 through the date of the independent auditors' report. The effect of these transactions will also need to be reflected in further adjustments to net income, shareholders' equity and earnings per share for 2003 in the reconciliation footnote relating to the differences between Chilean GAAP and U.S. GAAP.

Amendments to Form 20-F

        We expect to file a Form 20-F/A for the year ended December 31, 2003 that includes additional footnote disclosure in our audited consolidated Chilean GAAP financial statements to account for the transactions entered into in December 2003 and to restate the adjustments to reported net income, shareholders' equity and earnings per share in accordance with U.S. GAAP in the reconciliation footnote.

        We also expect to amend Item 15 in the Form 20-F/A to include a discussion of our need to improve the disclosure controls and procedures described therein.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	March 12, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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EXHIBIT INDEX
EXHIBIT 1
SIGNATURE